31. JAN. 2002 17:56 SKADDEN-ARPS NO. 4790 P. 17

P.E. 12/31/01

1-13634

[redacted]

02012686

REC'D S.E.C.
JAN 3 1 2002
1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For the month of December 2001

Tomkins PLC
(Translation of registrant's name into English)

PROCESSED
FEB 1 1 2002
THOMSON
FINANCIAL

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...✓..... Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......No...✓....

Re: News Release dated 21 December 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: Tomkins PLC
(Registrant)

Date 18 January 2002

By: [signature]
Name: DENISE PATRICIA BURTON
Title: DEPUTY COMPANY SECRETARY

TOMKINS

News Release

21 December 2001

Tomkins reaches agreement with former Chief Executive

Tomkins PLC announces that it has reached an out of court settlement with its former Chief Executive Greg Hutchings, who resigned from the Company on 11 October 2000. The terms of the full and final settlement provide for:

- The release to Mr Hutchings of his 2.9 million Tomkins shares held in two company share incentive schemes. The majority of these shares were bought by Mr Hutchings out of his own funds and placed in the schemes, under the terms of which he would have become entitled to the balance of the shares in certain circumstances.
- A supplementary payment of £500,000 by way of augmentation of his pension.
- A contribution to his legal fees.
- The withdrawal by the Company of all its actual and potential claims against Mr Hutchings including any claim relating to or connected with the matters which were within the ambit of the Investigation carried out on behalf of the Company following his resignation.
- The waiver of all his actual and potential claims against the Company and its directors, including any claims for wrongful dismissal and any claim for additional pension entitlement, which together are estimated to amount to over £8 million.

- ends -

Enquiries:

Tomkins PLC
Stephen Devany Tel: +44 (0) 20 8877 5153
Head of Corporate Communications

Finsbury
Rollo Head Tel: +44 (0) 20 7251 3801
Charlotte Festing

TOMKINS PLC
EAST PUTNEY HOUSE
84 UPPER RICHMOND ROAD, LONDON SW15 2ST
TEL: +44 (0)20 8871 4544 FAX: +44 (0)20 8877 9700